AMENDMENT

to

Transfer Agency and Service Agreement

between

RS Investment Trust

and

Boston Financial Data Services, Inc.

This Amendment is made as of this 9th day of March, 2015 to the Transfer Agency and Service Agreement dated March 5, 2008 (the “Agreement”) between Boston Financial Data Services, Inc. (the “Transfer Agent”) and RS Investment Trust (the “Fund”), on behalf of each of the entities listed on Schedule A to the Agreement, separately and not jointly. In accordance with Section 17.1 (Amendment) of the Agreement, the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

1. Section 4.6 (Cost of Living Adjustment). Section 4.6 of the Agreement is hereby deleted in its entirety and replaced with the following new paragraph:

“4.6 Cost of Living Adjustment. After the first year of the Initial Term (defined below), the total fee for all services for each succeeding year shall equal the fee that would be charged for the same services based on a fee rate (as reflected in a fee rate schedule) increased by the percentage increase for the twelve-month period of such previous calendar year of the CPI-W (defined below), or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to both parties. As used herein, “CPI-W” shall mean the Consumer Price Index for Urban Wage Earners and Clerical Workers for Boston-Brockton-Nashua, MA-NH-ME-CT, (Base Period: 1982-84 = 100), as published by the United States Department of Labor, Bureau of Labor Statistics.”

2. Section 13 (Termination of Agreement). Section 13 of the Agreement is hereby amended as follows:

(i) by deleting Section 13.1 in its entirety and replacing it with the following new paragraph:

“13.1 Term. The initial term of this Agreement (the “Initial Term”) has been extended by the parties to the close of business on December 31, 2019, unless terminated or modified pursuant to the provisions of this Section 13. The term may be renewed by mutual agreement of the Transfer Agent and the Fund for successive periods of one year each (“Renewal Term”). Either the Transfer Agent or the Fund shall give written notice to the other party one hundred and twenty (120) days before the expiration of the Initial Term or of a Renewal Term if such party desires not to renew the term for an additional one year period and in the absence of such notice the Agreement shall renew automatically for such one year term. In the event the Fund wishes to terminate this Agreement prior to the expiration of the Initial Term, the Fund shall give twelve (12) months’ prior written notice to the Transfer Agent and shall be subject to the terms of this Section, including the payments applicable under Section 13.3. Ninety (90) days before the expiration of the Initial Term or a Renewal Term, the Transfer Agent and the Fund will agree upon a Fee Schedule for the upcoming Renewal Term. In the event the parties fail to agree upon a new Fee Schedule as of such date, the Fee Schedule set forth as Schedule 4.1 hereto shall remain in effect subject to increase under Section 4.6. Notwithstanding the termination or non-renewal of this Agreement, the terms and conditions of this Agreement shall continue to apply until the completion of Deconversion (defined below).”

and

(ii) by deleting Section 13.3(c) in its entirety and replacing it with the following new paragraph:

“(c) Early Termination for Convenience. In addition to the foregoing, in the event that the Fund terminates this Agreement prior to the end of the Initial Term or any Renewal Term other than due to the Transfer Agent’s bankruptcy under Section 13.6 or for cause under Section 13.7, the Transfer Agent reserves the right to charge, and the Fund agrees to pay, an amount equal to the average monthly fee paid by the Fund, on behalf of the Portfolios, to the Transfer Agent under the Agreement multiplied by the number of months remaining in the Initial Term or Renewal Term (not to exceed twelve (12) months) and calculated as set forth on the then current Fee Schedule, from the date notice of termination was given to the Transfer Agent. For purposes of this section, the termination by one or more Portfolios of the Fund in connection with the liquidation or merger of such Portfolios in the ordinary course of business shall not be deemed an early termination for convenience, so long as the total number of CUSIPS and accounts remaining to be serviced by the Transfer Agent under this Agreement immediately after such liquidation or merger are not substantially less than the number in effect immediately prior to such liquidation or merger.”

3. Schedule 4.1 (Fees and Expenses). Schedule 4.1 to the Agreement is hereby deleted in its entirety and replaced with new Schedule 4.1 dated January 1, 2015, which is attached hereto.

4. All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

5. Except as amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

Notice

A copy of the Fund’s Amended and Restated Agreement and Declaration of Trust dated March 13, 1997, as amended, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this Amendment is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Fund or shareholders of any Portfolio of the Fund individually but are binding only upon the assets and property of the Fund or the respective Portfolio.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by and through its duly authorized officer, as the case may be, as of the day and year first above written.

RS INVESTMENT TRUST, on behalf of each of the Portfolios listed on Schedule A to the Agreement, separately and not jointly		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ MATTHEW H. SCANLAN	By:	/s/ TRACY W. SHELBY
Name: Matthew H. Scanlan		Name: Tracy W. Shelby
Title: President		Title: Managing Director

SCHEDULE 4.1

FEES AND EXPENSES

[OMITTED]

Schedule 4.1 - 1